Exhibit 99.2

Press Release

For Immediate Release

On Track Innovations (OTI) Announces Closing of Public Offering of Ordinary Shares

 Over-Allotment Option Exercised in Full

ISELIN, N.J., February 8, 2011 - On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV) today announced  the closing of its recently announced firm commitment underwritten public offering of 6,000,000 ordinary shares, including shares issued pursuant to the underwriters over-allotment option, at a public offering price of $3.00 per share. The aggregate gross proceeds raised in the offering including from the exercise of the over-allotment option are $18 million (and about $16.5 million after underwriting discounts and commissions and estimated offering expenses payable by OTI).

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), acted as the sole book-running manager for the offering and Merriman Capital, Inc. and Chardan Capital Markets, LLC acted as co-managers for the offering.

The ordinary shares were sold pursuant to a registration statement on Form F-3 (File No. 333-171507) filed pursuant to the Securities Act of 1933, as amended, which was previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). A prospectus supplement in connection with the offering, dated February 3, 2011, was filed with the SEC and is available on the SEC's website at http://www.sec.gov. A copy of the prospectus supplement and the accompanying base prospectus may be obtained by sending a request to Rodman & Renshaw, LLC at 1251 Avenue of the Americas, New York, NY 10020, via telephone at (212) 430-1710 or via email to prospectus@rodm.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OTI

OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com